ISSUER FREE WRITING PROSPECTUS FILED Pursuant to Rule 433 Registration Statement No. 333-263376 Dated October 31, 2022

ETRACS Monthly Pay 2x Leveraged US Small Cap High Dividend ETN Series B

This document provides a summary of the terms of the UBS AG ETRACS 2xMonthly Pay Leveraged US Small Cap High Dividend ETN Series B due November 10, 2048 (the “securities” or the “ETNs”). Investors should carefully review the accompanying preliminary pricing supplement for the securities, the accompanying product supplement and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

Issuer	UBS AG (London Branch)
Series	Medium-Term Notes, Series B
CUSIP	90274E166
Primary Exchange	NYSE Arca
Initial Trade Date	November 8, 2018
Maturity Date	November 10, 2048
Stated Principal Amount	$25.00 per Security. If the Securities undergo a split or reverse split, the Stated Principal Amount will be adjusted accordingly
Leverage	2x
Annual Tracking Fee Rate	0.85%, accrued on a daily basis
Annual Financing Fee Rate	3mLIBOR + 0.80%
Underlying Index	Solactive US Small Cap High Dividend Index
Underlying Index Ticker	SOLSMHD
Index Sponsor / Index Calculation Agent	Solactive AG
Coupon Frequency	Monthly
Coupon Payment Date	The fifteenth (15th) Index Business Day following each Coupon Valuation Date, commencing on December 21, 2018 (subject to adjustment). The final Coupon Payment Date will be the Maturity Date
SMHB Prospectus Supplement	https://www.sec.gov/Archives/edgar/data/1114446/000119312519146649/d744339d424b3.htm

UBS AG has filed a registration statement (including a prospectus, as supplemented by the prospectus supplements and prospectus addenda listed below) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we will arrange to send you the prospectus if you request it by calling 1-877-387-2275.

The notes are part of the Medium-Term Notes, Series B, program of UBS AG. The documents should be read in conjunction with the following:

Prospectus addendum dated June 3, 2022

Prospectus supplement dated May 14, 2019

Prospectus supplement dated November 8, 2018

Prospectus dated May 27, 2022

The document does not provide all of the information that an investor should consider prior to making an investment decision.  You should not invest in the ETNs without reading the accompanying and related documents for a more detailed description of the index, the terms of the notes and certain risks.

Key Considerations

Selected Risk Considerations

An investment in the ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the "Risk Factors" section of the prospectus supplement for the ETNs (the "SMHB Prospectus"). Capitalized terms used below but not defined herein shall have the meanings attributed to them in the SMHB Prospectus.

You may lose all or a substantial portion of your investment - The ETNs do not guarantee any return on your initial investment. The ETNs are fully exposed to two times any monthly decline in the level of the Index. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Fees and the Redemption Fee Amount, if applicable (less any Coupon Amounts and/or any Stub Reference Distribution Amount, as applicable, you may be entitled to receive), or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment at maturity, call, acceleration or upon early redemption.

Correlation and compounding risk - A number of factors may affect the ETN’s ability to achieve a high degree of correlation with the performance of the Index, and there can be no guarantee that the ETN will achieve a high degree of correlation. Because the Current Principal Amount is reset monthly, you will be exposed to compounding of monthly returns. As a result, the performance of the ETN for periods greater than one month is likely to be either greater than or less than the Index performance times the leverage factor of two, before accounting for Accrued Fees, and the Redemption Fee Amount, if applicable. In particular, significant adverse monthly performances of your ETN may not be offset by subsequent beneficial monthly performances of equal magnitude.

Leverage risk - The ETNs are two times leveraged long with respect to the Index, which means that you will benefit two times from any beneficial, but will be exposed to two times any adverse, monthly performance of the Index, before the combined negative effect of the Accrued Tracking Fee, the Accrued Financing Charges and Redemption Fee Amount, if any. However, the leverage of the ETN may be greater or less than 2.0 during the periods between Monthly Reset Dates and/or Loss Rebalancing Reset Dates, as applicable.

Market risk - The return on the ETN, which may be positive or negative, is linked to the compounded leveraged monthly return on the Index. The return on the Index is measured by the Index Closing Level, which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the markets generally.

Credit of issuer - The ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity, call, acceleration or upon early redemption, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETNs prior to maturity, call, acceleration or early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs. The ETNs do not benefit from any co-obligation of UBS Switzerland AG.

Risks associated with small-capitalization companies - The Index Constituent Securities are issued by companies with relatively small market capitalizations. These companies may be more volatile than large-capitalization, mid-capitalization or more established companies. The securities of small-capitalization companies generally trade in lower volumes, are less liquid and are subject to greater and more unpredictable price changes than large-capitalization or mid-capitalization stocks or the stock market as a whole. The Index may therefore be more volatile than indices that include large-capitalization stocks. Stock prices of small-capitalization companies may be particularly sensitive to adverse business and economic developments.

Sector and industry concentration risks associated with the Index Constituents - The Securities will be more exposed to losses in certain industries or sectors to the extent that the Index Constituents are concentrated in such industries or sectors. As a result, the Securities may be subject to loss due to adverse occurrences that affect such industries or sectors, even if general market conditions are favorable. The Index Constituent Securities and their weightings will vary over time, and thus the sector concentrations (and the level of such concentrations) will change over time and will not be limited to the particular sectors and industries discussed below.

You are not guaranteed a coupon payment - You will not receive a coupon payment on a Coupon Payment Date if the Index Constituent Securities do not pay any cash distributions and the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date is zero. Similarly, the Stub Reference Distribution Amount (including as part of the

The document does not provide all of the information that an investor should consider prior to making an investment decision.  You should not invest in the ETNs without reading the accompanying and related documents for a more detailed description of the index, the terms of the notes and certain risks.

Cash Settlement Amount, Redemption Amount, Call Settlement Amount or Acceleration Amount, as applicable) may be zero if the Index Constituent Securities do not pay any cash distributions during the applicable period.

Potential acceleration - In the event the intraday indicative value of the ETNs is equal to $2.00 or less on any Index Business Day (the Indicative Value Optional Acceleration Trigger) the ETNs may be accelerated and redeemed by UBS, at its option, and you will receive a cash payment equal to the Acceleration Amount as determined during the Acceleration Valuation Period. The Acceleration Amount you receive on the Acceleration Settlement Date may be significantly less than $2.00 per ETN and may be zero if the level of the Index continues to decrease during trading on one or more Index Business Days during the Acceleration Valuation Period as measured by the Index Performance Ratio on one or more Index Business Days during the Acceleration Valuation Period. In addition, if the ETNs are accelerated and redeemed by UBS, at its option, you will not benefit from any subsequent increase in the Index Closing Level after the end of the Acceleration Valuation Period, even if such increase occurs prior to the Acceleration Settlement Date. If the ETNs undergo a split or reverse split, the Indicative Value Optional Acceleration Trigger will be adjusted (i.e. it will not remain at $2.00).

Decreases in the Current Principal Amount may result in a reduction in the Coupon Amount even if the gross cash distributions on the Index Constituent Securities remain constant or increase over time - As described under “Specific Terms of the Securities - Coupon Payments,” the Coupon Amount is determined based on the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any Index Constituent Security, and the number of Index Constituent Securities held by the Reference Holder depends in part on the Current Principal Amount. If the Current Principal Amount decreases, the Reference Holder is deemed to hold fewer units of each Index Constituent Security. The Current Principal Amount is reset on every Monthly Reset Date, and is also reset on any Loss Rebalancing Reset Date, in each case, with the intent of resetting the then-current leverage to approximately 2.0 based on the Index Performance Ratio. As a result, decreases in the Current Principal Amount may result in a reduction in the Coupon Amount even if the gross cash distributions on the Index Constituent Securities increase over time.

A trading market for the ETNs may not develop and/or be sustained - Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and/or be sustained. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETNs on NYSE Arca or any other exchange. In addition, we are not obliged to, and may not, sell the full aggregate principal amount of the ETNs set forth on the cover of this prospectus. We may issue and sell additional ETNs from time to time and we may suspend or cease sales of the ETNs at any time, at our discretion. Therefore, the liquidity of the ETNs may be limited.

Requirements upon early redemption - You must satisfy the requirements described herein for your redemption request to be considered, including the minimum redemption amount of at least 50,000 ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETNs for redemption with those of other investors to reach this minimum requirement. In addition, the payment you receive upon early redemption will be reduced by the Redemption Fee Amount. While UBS reserves the right to waive the minimum redemption amount or the Redemption Fee Amount from time to time in its sole discretion, there can be no assurance that UBS will choose to waive any redemption requirements or fees or that any holder of the ETNs will benefit from UBS’s election to do so. Therefore, the liquidity of the ETNs may be limited.

Limited performance history - The return on the Securities is linked to the performance of the Index, which was launched on January 26, 2015. As a result, the Index has a limited performance history, and the future performance of the Index is uncertain. Estimated historical data prior to January 26, 2015 has been simulated by applying the Index’s calculation methodology to historical levels of the Index Constituent Securities included in the Index. No future performance of the Index can be predicted based on the estimated historical or the historical returns described in this prospectus supplement.

Your redemption election is irrevocable - You will not know the Redemption Amount at the time you elect to request to redeem your Securities and you will not be able to rescind your election to redeem your ETNs after your redemption notice is received by UBS. Accordingly, you will be exposed to market risk in the event market conditions change after UBS receives your offer and the Redemption Amount is determined on the Redemption Valuation Date.

Uncertain tax treatment - Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

UBS’s Call Right - UBS may elect to redeem all outstanding ETNs at any time on or after November 15, 2019, as described under “Specific Terms of the Securities — UBS’s Call Right” in the SMHB prospectus. If UBS exercises its Call Right, the Call Settlement Amount may be less than your initial investment in the ETNs. Alternatively, if the ETNs have increased in value, you may have to invest your proceeds in a lower-return investment.

The document does not provide all of the information that an investor should consider prior to making an investment decision.  You should not invest in the ETNs without reading the accompanying and related documents for a more detailed description of the index, the terms of the notes and certain risks.